U.S. Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

1. Name of the Registrant: FirstMerit Corporation

2. Name of person relying on exemption: Thomas Lauber

3. Address of person relying on exemption:	216 East Sixteenth Street Dover, Ohio 44622

4. Written Materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

See attached letter of Thomas Lauber dated April 4, 2001

Thomas Lauber
216 East Sixteenth Street
Dover, OH 44622

April 4, 2001

Dear Fellow Shareholder,

Recently, many shareholders received a letter from FirstMerit's CEO John Cochran heralding the fact that Institutional Shareholder Services had recommended that their clients vote against the Shareholder proposal we put on the proxy for the 2001 Annual Meeting. Although many of you may have already cast your ballots on this issue, we thought you should know, as Paul Harvey says, "The rest of the story."

ISS is a service that reviews and makes recommendations on proxy issues. Although we disagree with their conclusion, we like many of the points they make.

Point #1:  "Anti-takeover provisions in the face of an attractive offer" may be a sign that the Board has become entrenched. Although we are not aware of any offers for FirstMerit in the past few years, a number of anti-takeover measures were instituted in 1998. Our share price reached $34 in early 1999 - at a time when other banks were buying banks like FMER - as these measures went into effect. We've never seen a valuation like that again.

Point #2:  "ISS prefers that all key Board committees include only independent outsiders."  FMER has two insiders on the Executive Committee, which serves as the Nominating Committee. For this reason, ISS recommended "shareholders WITHHOLD votes" for Chairman John Cochran. In other words, they recommended that you NOT vote for the CEO to remain on our Board!

Point #3:  ISS noted that hiring an investment banker as we propose "often results in a higher stock price...  The end result may be an offer price that represents a market premium to most or all shareholders."  This sounds like a good thing, doesn't it?

Point #4:  ISS notes "a period of poor stock performance is often the worst time for a company to be `put in play'." Certainly this was the case a year ago when our stock sank below $14 a share.  Fortunately, it has recovered to the $25-26 range recently. Although still below our historic high, most long-term shareholders would benefit from a merger at a premium to the current price.

Point #5:  ISS supports proposals like ours in cases where "the company's prospects are dim...for reasons such as the permanent decline of an industry or company-specific factors, such as poor management, ineffective strategy, or unwise acquisitions..." In our opinion, these are valid concerns at FirstMerit that deserve further attention.

Please join us in protecting shareholder interests by attending the Annual Meeting. Contact our agent, MalCon Proxy Advisors at 800.475.9320 if you have questions or need assistance in changing your vote. Thank you.

Sincerely yours,

Thomas Lauber